Exhibit 99.3

BEHRE DOLBEAR
founded 1911 MINERALS INDUSTRY ADVISORS

Behre Dolbear International Ltd
3rd Floor, International House, Dover Place
Ashford, Kent, TN23 1HU
Tel: +44 (0) 1233 650405

Email london@dolbear.com

CONSENT OF QUALIFIED PERSON

To:	British Columbia Securities Commission
Ontario Securities Commission

And to:	Petaquilla Minerals Ltd.

Re:	Updated Lomero-Poyatos Mine Technical Report Dated May 21, 2012

I, Richard J Fletcher, am a senior Associate with the firm of Behre Dolbear International, with an office at 3rd Floor International House, Dover Place, Ashford, Kent TN23 1HU, and do hereby certify that:

1.

I consent to the public filing of the aforementioned Technical Report prepared for Corporacion Resources Iberia SL and Petaquilla Minerals Ltd, titled “Updated NI 43-101 Report on the Lomero- Poyatos Au-Cu-Pb-Zn Mine in Andalusia, Spain” dated May 21st 2012, (the “Technical Report”) with the securities regulatory authorities referred to above;

2.

I further consent (a) to the filing of the Technical Report with any stock exchanges and other regulatory authority and any publication of the Technical Report by them for regulatory purpose, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Petaquilla Minerals Ltd. on its company website or otherwise, and (c) to all other uses by Petaquilla Minerals Ltd. of the Technical Report or excerpts or summaries thereof in connection with its business; and

3.

I have read the written disclosure contained in the news release issued by Petaquilla Minerals Ltd, May 21st 2012, and confirm that it fairly and accurately represents the information contained in the Technical Report that supports the disclosure.

Dated this 21st Day of May 2012.

/s/ Richard J Fletcher
Richard J Fletcher M.Sc, B.Sc. FAusIMM, MIMMM, C.Geol, C.Eng.
Behre Dolbear International Limited

www.dolbear.com
Registered Office: 180 Upper Pemberton Eureka Business Park Ashford Kent TN25 4AZ
Registered in England and Wales - Company Registration No. 033877156 - VAT Registration No. 894 112322